Exhibit 99.1

ZIOPHARM Oncology, Inc. Reports Third Quarter 2006 Results

NEW YORK, NY,-November 13, 2006- ZIOPHARM Oncology, Inc. (NASDAQ: ZIOP), a biopharmaceutical company engaged in the development and commercialization of a diverse, risk-sensitive portfolio of in-licensed cancer drugs to address unmet medical needs, reported a net loss of $3.5 million, or $(0.23) per share for the quarter ended September 30, 2006, compared to a net loss of $2.8 million, or $(0.77) per share, in the third quarter of 2005. Total operating expenses for the third quarter increased by approximately 37% compared to the third quarter of 2005. This increase was attributable to the continued development of ZIO-101 and ZIO-201, two of the company's drug candidates. Cash used in operations was $2.6 million in the third quarter. ZIOPHARM ended the quarter with approximately $34.5 million in total cash and short-term investments, compared to $37.1 million at the end of the second quarter of 2006.

Following the end of the third quarter, the company acquired indibulin, a novel synthetic anti-cancer agent that targets mitosis like the taxanes, from affiliates of Baxter Healthcare Corporation. Indibulin has been designated by the company as ZIO-301. Terms of the acquisition included an upfront cash payment of $1.225 million, up to $7 million in milestone payments if an indibulin product were approved, and royalty on net sales typical for a product licensed at this stage of development.

Among key achievements in the third quarter of 2006, the Company was approved for the listing of its common stock on the NASDAQ Capital Market. Shares of ZIOPHARM began trading on the NASDAQ under the symbol ZIOP in September 22, 2006

About ZIOPHARM Oncology, Inc.

ZIOPHARM Oncology, Inc. is a biopharmaceutical company engaged in the development and commercialization of a diverse, risk-sensitive portfolio of in-licensed cancer drugs to address unmet medical needs. The Company applies new insights from molecular and cancer biology to understand the efficacy and safety limitations of approved and developmental cancer therapies and identifies proprietary and related molecules for better patient treatment. For more information, visit www.ziopharm.com.

ZIOPHARM Oncology, Inc. Reports Third Quarter 2006 Results

Forward-Looking Safe Harbor Statement:

This press release contains forward-looking statements for ZIOPHARM Oncology, Inc. that involve risks and uncertainties that could cause the Company's actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Among other things, there can be no assurance that any of the Company's development efforts relating to its product candidates will be successful, or such product candidates will be successfully commercialized. Other risks that affect forward-looking information contained in this press release include the possibility of being unable to obtain regulatory approval of the Company's product candidates, the risk that the results of clinical trials may not support the Company's claims, and risks related to the Company's ability to protect its intellectual property and its reliance on third parties to develop its product candidates. The Company assumes no obligation to update these forward-looking statements, except as required by law.

ZIOP-G

Investors:
ZIOPHARM Oncology, Inc.
Suzanne McKenna,
646-214-0703
smckenna@ziopharm.com
Or
Media:
Rx Communications
Tina Posterli,
917-322-2565
tposterli@rxir.com